EXHIBIT 12.1

YELP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss) before income taxes	184,349	(3,285)	(20,938)	11,280	(9,230)
Plus: Fixed Charges	773	669	562	265	158
Earnings, as defined	185,122	(2,616)	(20,376)	11,545	(9,072)
Fixed Charges:
Interest component of rentals(1)	773	669	562	265	158
Total	773	669	562	265	158
Ratio of earnings to fixed charges	239.5x	N/A	N/A	43.6x	N/A
Deficiency in earnings to cover fixed charges	N/A	(3,285)	(20,938)	N/A	(9,230)
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(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.